VIA EDGAR SUBMISSION
Ms. Cheryl Brown and Mr. Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
March 26, 2024
Re:	Piedmont Lithium Inc. Post-Effective Amendment No. 2 to Form S-3 (“Amendment No. 2”) Filed February 29, 2024 File No. 333-259798

Dear Ms. Brown and Mr. Morris,
Please find our response to the comments set forth in a letter dated March 15, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Post-Effective Amendment No. 2 to the registration statement on Form S-3.  We intend to file a further revised amendment (“Amendment No. 3”; to the registration statement, as so amended, the “Registration Statement”), reflecting the proposed changes described below.  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.
For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.
Post-Effective Amendment No. 2 to Form S-3
Exhibits
1.	We note your technical reports filed with your Form 10-K. Please file the engineering consents pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K.
Response 1:
As set forth in more detail below, we believe the required engineering consents were incorporated by reference into the Registration Statement from our Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024 (the “2023 Form 10-K”).  We intend to revise the exhibit list in Amendment No. 3 to separately identify each consent and clearly incorporate such consents by reference.

As noted by the Staff, the 2023 Form 10-K contained new technical reports as Exhibits 96.2, 96.3 and 96.4 (the “Technical Reports”).  The 2023 Form 10-K also attached engineering consents as Exhibits 23.4 through 23.16 (the “Consents”) with respect to such Technical Reports.  Each Consent authorizes the filing and use of the Technical Report in the Registration Statement and authorizes the Company to identify the signatory as an expert and Qualified Person in the Registration Statement.  The Technical Reports and related Consents were automatically incorporated by reference into the Registration Statement upon filing of the 2023 Form 10-K.  Consistent with Rule 430B(f)(3), the Technical Reports became a part of the Registration Statement at the time they were incorporated by reference and the Consents become part of the Registration Statement concurrently with such incorporation.  The exhibit list in Amendment No. 3 will be revised to explicitly incorporate each Consent by reference.

General

2.
We note you incorporate by reference your 2023 Form 10-K. However, that Form 10-K forward incorporates Part III information to your definitive proxy statement which has not yet been filed. Since this information is incorporated by reference, please include the required officer and director information in the Form 10-K, or file the definitive proxy statement prior to effectiveness of this Form S-3. Refer to Question 123.01 of Compliance and Disclosure Interpretations for Regulation S-K.

Response 2:
We acknowledge that our 2023 Form 10-K forward incorporates Part III information to our definitive proxy statement, which has not yet been filed. As such, we confirm that we will file the requisite information as soon as practical and, in any event, prior to requesting for effectiveness of the Registration Statement.
Sincerely,

/s/ Bruce Czachor
Bruce Czachor
EVP – Chief Legal Officer

Via E-mail:
cc:	Michael White, EVP – Chief Financial Officer Eric Scarazzo, Gibson, Dunn & Crutcher LLP